UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 8, 2004

OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)

107-930 West 1st Street,
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	“ John A. Jacobson”

Title: President & CEO

Date: January 8, 2004

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)

Item 1:	Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD.
#107 - 930 West 1st Street
North Vancouver, B.C.
V7P 3N4
Telephone: (604) 904-4600

Item 2:	Date of Material Change

January 8, 2004

Item 3:	Press Release

A press release was issued on January 8, 2004 via CCNMatthews. A true copy of the press is attached.

Item 4:	Summary of Material Change

Offshore Systems International Ltd. announced that its Navigation Systems unit has been selected for a major fleet-wide contract with the Royal Navy. OSL as part of a successful teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd. will begin to deliver ECPINS®-M software to the Royal Navy fleet in mid-2004. The initial purchases total approximately CDN $3 million. The total contract value, including long term support and options for auxiliary systems and software development is approximately CDN $17.5 million.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated January 8th, 2004

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. John A. Jacobson
Chief Executive Officer
107 – 930 West 1st Street
North Vancouver, B.C.
V7P 3N4
Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 8th day of January 2004

“John A. Jacobson”

(Signature)

John A. Jacobson

(Name)

Chief Executive Officer

(Position)

North Vancouver, B.C.

(Place of Declaration)

2

Offshore Systems International Ltd.
107-930 West 1st Street
North Vancouver, BC, V7P 3N4
604-986-4440
www.osilcorp.com

Schedule “A”

FOR IMMEDIATE RELEASE	TSX: OSI
OTCBB: OFSYF

OSI WINS U.K. ROYAL NAVY FLEET-WIDE PROCUREMENT
- Canadian Technology Company to Provide Warship Navigation Systems
To the Prestigious Royal Navy Fleet -

VANCOUVER, Canada, January 8, 2004 – Offshore Systems International Ltd. (TSX: OSI / OTCBB:OFSYF) today announced that its Navigation Systems unit has been selected for a major fleet-wide contract with the Royal Navy. OSI, as part of a successful teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd., will begin to deliver ECPINS®-M software to the Royal Navy fleet in mid-2004.

The initial purchases total approximately CDN $3 million. The total contract value, including long term support and options for auxiliary systems and software development is approximately CDN $17.5 million.

“Winning this contract is a significant milestone in the growth of our company,” said John Jacobson, President and CEO of OSI. “The Royal Navy’s selection has validated years of development work and reinforced our approach to this market. We expect to become the navigation standard used by other navies as the desire for systems inter-operability among allies and the market’s widespread move to commercial off-the-shelf components continues to strengthen our position.”

The contract marks the first major naval procurement of systems built to NATO’s WECDIS standard (Warship Electronic Chart Display and Information System). Bill Widner, Acting Group Managing Director, Lockheed Martin UK said, “We are delighted the MoD has selected the Lockheed Martin UK team to provide the Royal Navy with the world’s most advanced warship electronic navigation capability. Our WECDIS team combines advanced UK and international technology with proven systems integration and programme management skills. Together we will provide the MoD with a solution that is effective, affordable, supportable and low-risk. This win gives us a strong position to exploit the expanding market sector for military navigation equipment on a global scale.”

For OSI, this is the fifth consecutive open procurement competition win. The navies of Canada, Denmark, New Zealand, Australia and the United Kingdom have all chosen the ECPINS-M system (Electronic Chart Precise Integrated Navigation System – for Military). OSI also supplies ECPINS systems to segments of the United States Navy, U.S. Coast Guard, Canadian Coast Guard, and a commercial version of ECPINS to various shipping lines in North America.

About Offshore Systems International Limited
Offshore Systems International Ltd. (OSI) was founded in 1977 and is a leader in delivering products and systems for situational awareness. The company provides display systems and geo-spatial data for mission-critical applications to several defense and commercial customers. OSI conducts its operations through three business units: Geomatics (data production and distribution), Navigation Systems, and Applications (products and services for command and control systems). OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX: OSI) and OTC Bulletin Board (OTCBB: OFSYF). For more information, visit www.osilcorp.com.

About Lockheed Martin UK
Lockheed Martin UK, a unit of Lockheed Martin Corporation (NYSE: LMT), is a leader in systems integration working on major programmes spanning the aerospace, defence, civil and commercial sectors. In the UK, Lockheed Martin has annual sales in the range of £400-600 million working with more than 75 business partners. Lockheed Martin employs approximately 1,000 people at over 10 UK facilities including London, Havant, Southampton, Yeovil, Swindon, Hertford, Bristol and Cornwall. Head quartered in Bethesda, Maryland, Lockheed Martin employs about 130,000 people worldwide and is principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services. For more information on Lockheed Martin UK, visit www.lockheedmartin.co.uk. For more information on Lockheed Martin Corporation, visit www.lockheedmartin.com.

About Kelvin Hughes
Kelvin Hughes Limited is part of Smiths Marine Systems and, is one of the world’s leading designers and manufacturers of marine navigation systems. The naval business has supplied more than 30 Navies with Navigation Tactical Displays, Plotting Tables and Specialised Submarine Radar Navigation Systems. The company is also the world’s largest maritime chart and corrections agent supplying paper and electronic chart to vessels and worldwide shipping companies. Based in the UK, Kelvin Hughes Limited has a network of over fifty agents around the world. For more information, visit www.kelvinhughes.com. Smiths Marine Industries is a division of Smiths Group plc (LSE: SMIN).

Forward-Looking Statements
This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, OSI’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply.

# # #

For more information, please contact:
Andy Hay	Jay Hussey
Offshore Systems International Ltd.	Investor Relations
1-888-880-9797 or 604-986-4806	416-815-0700 ext. 225
E-mail: ahay@osl.com	1-888-880-9797 ext. 225
E-mail: jhussey@equicomgroup.com

Offshore Systems International Ltd. 107 – telephone: (604) 904-4600, fax: (604) 987-2555. ECPINS and COP-IDS are trademarks of Offshore Systems Limited. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.